Exhibit 99.1

Psyence BioMed Establishes Ibogaine Operations in Africa Through Strategic Investment in PsyLabs

NEW YORK – November 12, 2025 – Psyence BioMed (Nasdaq: PBM) (“Psyence BioMed” or the “Company”), a biopharmaceutical company advancing nature-derived psilocybin and ibogaine therapies for unmet mental health needs, today announced that, through its strategic investment in PsyLabs, it is now the only publicly listed psychedelics company with active operations and manufacturing capabilities based in Africa – the natural and original source of ibogaine.

Derived from the Tabernanthe iboga shrub native to Central and West Africa, ibogaine has been used for generations in traditional healing and spiritual practices. Establishing a presence directly at the source strengthens traceable, sustainable, and responsible access to this rare compound. It also places Psyence BioMed in a uniquely advantageous position within the psychedelics sector, with direct access to ibogaine at its origin and the ability to control quality from source to finished product.

PsyLabs operates from a GMP-compliant facility in Southern Africa, where it produces highly purified, EU GMP-grade psychedelic compounds from natural sources, including psilocybin and ibogaine. The Company’s vertical integration across cultivation, extraction, and purification strengthens security of supply and rapid scalability.

Jody Aufrichtig, Chief Executive Officer of Psyence BioMed, stated:

“Our investment in PsyLabs strengthens a world-class supply chain and positions us at the forefront of nature-derived psychedelic drug development. This is not just about sourcing compounds – it’s about building a sustainable, ethical, and science-driven platform that can deliver breakthrough therapies to patients globally.”

Tony Budden, CEO of PsyLabs, added:

“This unique footprint in Africa offers more than operational efficiency – it’s a strategic differentiator. Africa holds deep traditional knowledge and access to rare, valuable plant medicines. We’ve built our model around ethical sourcing and honoring this wisdom through science.”

Psyence BioMed shareholders benefit from this presence, gaining early access to pipeline products, IP development, and supply channels as the global demand for psychedelic APIs accelerates.

A Global Surge in Ibogaine Innovation

Momentum surrounding ibogaine as a potential treatment for addiction and mental health disorders continues to accelerate worldwide. Recent observational research (source) has shown promising results for ibogaine in treating substance use and mood disorders, sparking growing interest in its potential for PTSD in veterans. In one 2024 study of 30 Special Operations Forces veterans with traumatic brain injuries – 77% of whom met PTSD criteria – participants who underwent ibogaine-assisted therapy in Mexico experienced immediate and significant reductions in PTSD symptoms, functional impairment, and suicidal ideation.

Building on this growing body of evidence, in 2025, the State of Texas allocated $50 million to fund clinical research on ibogaine, establishing a consortium of universities, hospitals, and drug developers with the goal of developing a U.S. FDA-approved treatment for opioid use disorder and related conditions. The initiative, championed by former Governor Rick Perry, aims to position Texas as a leading center for psychedelic medicine research.

At the same time, global pharmaceutical interest in ibogaine and its analogs is intensifying. In August 2025, AbbVie acquired Gilgamesh Pharmaceuticals’ investigational compound Bretisilocin, a novel therapy for major depressive disorder, and established Gilgamesh Pharma Inc. to continue developing its pipeline, including a cardio-safe ibogaine analog designed to retain ibogaine’s therapeutic benefits while reducing cardiac risk (source). The acquisition highlights the growing recognition of ibogaine’s clinical potential and advances the development of next-generation analogs – an area in which Psyence BioMed is already actively engaged through its operations, partnerships, and ongoing research.

“When state governments like Texas are investing $50 million in ibogaine research and leading pharmaceutical companies like AbbVie are acquiring psychedelic-inspired assets, it validates what Psyence BioMed is building. By operating at the natural source in Africa, we are uniquely positioned to supply, study, and advance ibogaine as it transitions from traditional use to mainstream medicine,” added Aufrichtig.

Psyence BioMed’s vertically integrated model offers secure, compliant, and ethical access to naturally derived ibogaine for research and development. As ibogaine moves into clinical and commercial phases, Psyence BioMed’s position at the intersection of science, sustainability, and supply chain control provides a critical foundation for the next generation of psychedelic medicine.

About PsyLabs

PsyLabs is a psychedelic Active Pharmaceutical Ingredient (API) development company, federally licensed to cultivate, extract, and export psilocybin mushrooms and other psychedelic compounds including psilocin, mescaline, ibogaine, and dimethyltryptamine (DMT) to legal medical and research markets. The company has successfully exported psilocybin products to Canada, the UK, Portugal, and Slovenia, and supplies purified extracts to its UK-based CMO partner.

PsyLabs operates from an ISO 22000-certified facility audited by the British Standards Institution, ensuring the highest standards of safety and traceability. With a focus on natural compound purification, regulatory support, and global distribution, PsyLabs is expanding its product pipeline to include ibogaine and other next-generation psychedelics.

www.psylabs.life

About Psyence BioMed

Psyence Biomedical Ltd. (Nasdaq: PBM) is one of the few multi-asset, vertically integrated biopharmaceutical companies specializing in psychedelic-based therapeutics. It is the first life sciences biotechnology company focused on developing nature-derived (non-synthetic) psilocybin and ibogaine-based psychedelic medicine to be listed on Nasdaq. We are dedicated to addressing unmet mental health needs, particularly in palliative care. The name ‘Psyence’ merges ‘psychedelics’ and ‘science,’ reflecting the company’s commitment to an evidence-based approach in developing safe, effective, and FDA-approved nature-derived psychedelic treatments for a broad range of mental health disorders.

Learn more at www.psyencebiomed.com and on LinkedIn.

Contact Information for Psyence Biomedical Ltd.

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Phone: +1 416-477-1708

Investor Contact:

Michael Kydd

Investor Relations Advisor

michael@psyencebiomed.com

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations, and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

Forward-looking statements in this communication include statements regarding the anticipated benefits to be derived by shareholders from a presence in Africa and the speed of the anticipated increase in demand for psychedelic APIs. These forward-looking statements are based on a number of assumptions, including the assumption that all parties involved in the ibogaine supply chain will retain such valid permits and licenses as may be required to carry out their activities and that the demand for psychedelic-containing products and related therapy will continue to increase. There can be no assurance that the Company will continue to maintain compliance with Nasdaq’s continued listing requirements. There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, among others: (i) delays in the execution of the Company’s drug development and clinical trial pipeline; (ii) the ability of Psyence BioMed to maintain the listing of its common shares and warrants on Nasdaq; (iii) volatility in the price of the securities of Psyence BioMed due to a variety of factors, including the recent share consolidation, changes in the competitive and highly regulated industries in which Psyence BioMed operates, variations in performance across competitors, changes in laws and regulations affecting Psyence BioMed’s business and changes in Psyence BioMed’s capital structure. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s final prospectus (File No. 333-289285) filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2025 and other documents filed by Psyence BioMed from time to time with the SEC.

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence BioMed does not intend to update these forward-looking statements.

The Company does not make any medical, treatment or health benefit claims about its proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by authorized clinical research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of the proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company has verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

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